Reed’s, Inc.

501 Merritt 7 PH

Norwalk, Connecticut 06851

December 2, 2025

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker

Re:	Reed’s, Inc.
Registration Statement on Form S-1 (File No. 333-291443)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Reed’s, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on December 4, 2025, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Yvan-Claude Pierre of Cooley LLP at (212) 479-6721 or, in his absence, Courtney Tygesson of Cooley LLP at (312) 881-6680.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Reed’s, Inc.

/s/ Douglas W. McCurdy
By:	Douglas W. McCurdy
Title:	Chief Financial Officer

cc:	Cyril A. Wallace, Jr., Chief Executive Officer, Reed’s, Inc.
Douglas W. McCurdy, Chief Financial Officer, Reed’s, Inc.
Yvan-Claude Pierre, Cooley LLP
Courtney Tygesson, Cooley LLP
Faith L. Charles, Thompson Hine LLP